Exhibit 8

August 29, 2002

Board of Directors

CenterState Banks of Florida, Inc.
7722 SR 544 East
Winter Haven, FL 33881

Gentlemen:

You have requested the opinion of KPMG LLP (“KPMG”) regarding certain federal income tax consequences resulting from a proposed transaction in which CenterState Bank of Florida (“Bank”) will merge with and into BHC Sub, a wholly-owned subsidiary of CenterState Banks of Florida, Inc. (“BHC”), whereupon the separate existence of Bank will cease (referred to as the “Merger”). The facts upon which our opinion is based are solely those provided to us in the Amended and Restated Plan of Merger and Merger Agreement dated August 20, 2002 (the “Merger Agreement”), a preliminary draft copy of the Form S-4 to be filed with the Securities and Exchange Commission on August 30, 2002, and information and representations provided to us as set forth in the sections of this letter entitled FACTS and PROPOSED TRANSACTION and REPRESENTATIONS.

The opinions contained in this letter are based on the facts, assumptions and representations stated herein. You represented to us that you have provided us with all facts and circumstances that you know or have reason to know are pertinent to this opinion letter. If any of these facts, assumptions or representations is not entirely complete or accurate, it is imperative that we be informed immediately in writing as the incompleteness or inaccuracy could cause us to change our opinions.

We have not reviewed all the documents necessary to effectuate the transactions described in this letter, and we assume that all necessary documents will be executed properly under applicable law and that all necessary steps will be taken to effectuate the transactions as required by applicable federal, state or local law.

FACTS and PROPOSED TRANSACTION

Bank is a banking corporation organized under the laws of the State of Florida. Bank commenced operations in April 2000. As of August 20, 2002, Bank’s authorized capital consisted of 2,000,000 shares of common stock, par value $5.00 per share, of which 1,000,000 shares were outstanding.

BHC, a corporation organized under the laws of the State of Florida, is a registered bank holding company under the Bank Holding Company Act of 1956. BHC commenced operations on June

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30, 2000 and currently conducts most of its activities through three subsidiary banks: First National Bank of Osceola County, First National Bank of Polk County, and Community National Bank of Pasco County. As of August 20, 2002, BHC’s authorized capital consisted of 20,000,000 shares of common stock, par value $.01 per share, of which 2,825,758 shares were outstanding, and 5,000,000 shares of preferred stock, none of which were outstanding.

Pursuant to the Merger Agreement, BHC will form BHC Sub, a wholly-owned subsidiary organized under the laws of the State of Florida, which will serve as a successor banking corporation. Bank will, then, merge with and into BHC Sub, with BHC Sub surviving the Merger. All of the assets and liabilities of Bank will be transferred to BHC Sub. Each common shareholder of Bank will receive: (i) cash in the amount of $2.40, plus (ii) .53631 of a share of BHC common stock for each share of Bank common stock exchanged in the Merger. Solely as a matter of convenience, no fractional shares of BHC common stock will be issued in the Merger, and any amount attributable to fractional shares will be paid in cash.

REPRESENTATIONS

In addition to the foregoing statement of facts, the following representations have been made by BHC, BHC Sub and/or Bank, as applicable, to KPMG in connection with the Merger. KPMG has not independently verified the completeness and accuracy of any of the following representations. KPMG is relying on these representations in rendering the opinion contained herein.

1.	BHC Sub will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by Bank immediately prior to the Merger. For purposes of this representation, amounts paid by Bank to dissenters, amounts paid by Bank to stockholders who receive cash or other property in the Merger, amounts used by Bank to pay reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by Bank immediately preceding the Merger will be included as assets of Bank held immediately prior to the Merger. Moreover, liabilities of Bank to pay reorganization expenses are excluded from the computation of the fair market value of its net assets immediately prior to the Merger.

2.	The fair market value of the BHC common stock and other consideration received by each Bank stockholder in the Merger will be approximately equal to the fair market value of the Bank stock surrendered in exchange therefor.

3.	The fair market value of the assets of Bank transferred in the Merger to BHC Sub will equal or exceed the sum of the liabilities assumed by BHC Sub, plus the amount of liabilities, if any, to which the transferred assets are subject.

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4.	More than 50 percent of the value of the aggregate consideration issued to Bank’s shareholders, in connection with the Merger, is represented by common stock of BHC.

5.	Although Bank shareholders will receive $2.40 per Bank share as part of the consideration for the Merger, pursuant to the Merger Agreement, no Bank shareholder will receive cash in lieu of more than one fractional share of BHC stock.

6.	Prior to and at the time of the Merger, BHC owns 100 percent of BHC Sub and was, therefore, in control of BHC Sub within the meaning of section 368(c).[1]

7.	BHC Sub will be the surviving entity as a result of the Merger.

8.	Bank’s merger with and into BHC Sub qualifies as a statutory merger under the laws of the State of Florida.

9.	BHC Sub has no plan or intention to issue additional shares of stock that would result in BHC losing control of BHC Sub within the meaning of section 368(c).

10.	BHC Sub has no plan or intention to issue any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in BHC Sub that, if exercised or converted, would result in BHC losing control of BHC Sub.

11.	BHC has no plan or intention to liquidate BHC Sub, to merge BHC Sub with another corporation unless BHC Sub is the surviving corporation in such merger, or to sell or otherwise dispose of any of the stock of BHC Sub, or to cause BHC Sub to sell or otherwise dispose of any of the assets of Bank acquired in the Merger, except for dispositions made in the ordinary course of business or transfers described in section 368(a)(2)(C) and the administrative authorities under section 368.

12.	No shares of BHC stock were transferred to BHC Sub in connection with the Merger.

13.	No stock of BHC Sub will be issued in the Merger.

14.	Bank has not redeemed any share of Bank stock in anticipation of the Merger, and Bank has not made any extraordinary distribution with respect to its stock in anticipation of the Merger. In connection with the Merger, no Bank stock has been purchased or otherwise acquired by any party related to Bank.

[1] Unless otherwise indicated, all section references in this opinion letter are to the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations promulgated under the Code.

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15.	Neither BHC nor any person related to BHC (within the meaning of Treas. Reg. section 1.368-1(e)(3)) has any plan or intention to reacquire, either directly or indirectly through an affiliate, any of the BHC stock issued in the Merger, and BHC has no plan or intention to make any distribution (other than regular, normal dividends) with respect to such stock.

16.	BHC and Bank have paid and will pay their respective expenses incurred in connection with the Merger, if any, provided, however, that each of BHC and Bank shall pay one-half (1/2) of all (i) filing fees related to all applications and supplements thereto filed by the parties with federal and state banking authorities for prior approval of the merger, (ii) accounting fees and expenses, (iii) fees and expenses relating to obtaining a tax opinion that the merger constitutes a reorganization under section 368 and that no gain or loss will be recognized by shareholders of Bank to the extent of the BHC shares received in the Merger, (iv) registration statement and transfer agent fees and expenses, and (v) fees and expenses of Smith Mackinnon, PA. No expenses or liabilities of the stockholders of Bank have been or will be assumed, paid, or reimbursed by BHC or BHC Sub.

17.	The liabilities of Bank assumed by BHC Sub in the Merger, and the liabilities to which the assets of Bank transferred in the Merger are subject, were incurred by Bank in the ordinary course of its business.

18.	There is no intercorporate indebtedness existing between or among any of BHC, BHC Sub, or Bank that was issued, acquired, settled or will be settled at a discount.

19.	No consideration for the Merger has been or will be provided by BHC or by an affiliate of BHC to Bank or the stockholders of Bank, other than as expressly provided for in the Merger Agreement.

20.	None of the compensation received by any stockholder-employees or stockholder-consultants of Bank will be separate consideration for, or allocable to, any of their shares of Bank stock; none of the shares of BHC stock received by any stockholder-employees or stockholder-consultants of Bank will be separate consideration for, or allocable to, any employment, consulting, or similar agreement; and the compensation paid to any stockholder-employees or stockholder-consultants of Bank will be for services actually rendered or to be rendered and will be commensurate with amounts paid to third parties bargaining at arm’s length for similar services.

21.	The Merger is being effected for bona fide corporate business reasons.

22.	Following the Merger, BHC and subsidiaries in which it owns at least 80 percent of the total combined voting power of all classes of stock and at least 80 percent of

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the total number of shares of all other classes of stock, will continue Bank’s historic business or use a significant portion of Bank’s historic business assets in a business.

23.	Neither of BHC, BHC Sub, nor Bank is an investment company as defined in sections 368(a)(2)(F)(iii) and (iv).

24.	Neither of BHC, BHC Sub, or Bank is under the jurisdiction of a court in a Title 11 or similar case within the meaning of section 368(a)(3)(A).

25.	The Merger Agreement represents the full and complete agreement among Bank, BHC Sub, and BHC regarding the Merger and there are no other written or oral agreements regarding the Merger.

26.	BHC, BHC Sub, and Bank adopted the Merger Agreement as their plan of reorganization.

OPINIONS

Based on the FACTS, REPRESENTATIONS, and subject to any conditions or limitations herein, including the SCOPE OF THE OPINION below, it is the opinion of KPMG that:

1.	Provided that the merger of Bank with and into BHC Sub qualifies as a statutory merger under the applicable laws of the State of Florida, such Merger involving the acquisition by BHC Sub of substantially all of the assets of Bank in exchange for BHC stock and cash and the assumption by BHC Sub of the liabilities of Bank should constitute a reorganization within the meaning of section 368(a)(1)(A) and section 368(a)(2)(D). For this purpose, substantially all means at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets of Bank.

2.	Bank’s shareholders should recognize gain, if any, as a result of the Merger, only to the extent of the cash received for their stock in Bank, pursuant to the Merger Agreement. Section 354(a)(1); Section 356(a)(1). Any gain recognized by a Bank shareholder should be capital gain provided that such Bank shareholder held their Bank common stock as a capital asset on the date of the Merger. Any capital gain recognized will be long-term capital gain, if such Bank shareholder held their Bank common stock for more than one year as of the date of the Merger.

3.	Bank should recognize no gain or loss on the transfer of substantially all of its assets to BHC Sub in exchange for BHC common stock, cash, and the assumption by BHC Sub of all the liabilities of Bank. Section 361(a); Section 357(a).

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4.	The payment of cash in lieu of fractional share interests of BHC common stock will be treated as if the fractional share interests of BHC common stock were distributed as part of the Merger to Bank’s shareholders and then redeemed by BHC. The cash payments will be treated as having been received as distributions in full payment for the fractional share interests redeemed as provided in section 302(a). Revenue Ruling 66-365, 1966-2 C.B. 116; Revenue Procedure 77-41, 1977-2 C.B. 574.

5.	Neither BHC or BHC Sub should recognize gain or loss upon the acquisition by BHC Sub of substantially all of the assets of Bank in exchange for BHC stock, cash, and the assumption by BHC Sub of all the liabilities of Bank. Section 1032(a); Treas. Reg. Section 1.1032-2.

6.	The tax basis of the assets of Bank acquired by BHC Sub should be the same as the tax basis of such assets in the hands of Bank immediately before the Merger. Section 362(b).

7.	Bank’s shareholders’ tax basis in the BHC shares acquired in the Merger (including any fractional share interest to which they may have been entitled) should equal Bank’s shareholders’ tax basis in the Bank stock surrendered as part of the Merger, decreased by the amount of any cash received and increased by the amount of any gain recognized (including any portion of such gain that was treated as a dividend). Section 358(a).

8.	Subsequent to the Merger, BHC’s tax basis in the stock of BHC Sub should be an amount equal to BHC’s historic basis in its BHC Sub stock (“Historic Basis”) increased by Bank’s net asset tax basis in the assets transferred to BHC Sub in the Merger. “Net Asset Tax Basis,” which may be an amount lower than zero, means the tax basis of all assets of Bank that were transferred in the Merger (the “Bank Asset Basis”) reduced by the sum of (x) all liabilities of Bank assumed by BHC Sub in the Merger and (y) all liabilities to which the transferred assets were subject (the sum of x and y being the “Reduction Amount”). Treas. Reg. Section 1.358-6(c)(1). As BHC and BHC Sub will file a consolidated federal income tax return, if the Reduction Amount exceeds the Bank Asset Basis (this excess being the “Excess Reduction Amount”) then BHC must reduce its Historic Basis by the Excess Reduction Amount which may result in BHC having an Excess Loss Account in the stock of BHC Sub. See, generally, Treas. Reg. Sections 1.1502-19 and 1.1502-30.

9.	The holding period of a share of BHC common stock received by a shareholder of Bank (including any fractional share interest to which they may have been entitled) will include such shareholder’s holding period of the Bank common stock surrendered in exchange therefor, provided that the Bank common stock is held as a capital asset in the hands of the shareholder of Bank on the date of the Merger. Section 1223(1).

10.	BHC Sub should succeed to and take into account the items of Bank described in section 381(c), subject to the provisions and limitations specified in sections 381, 382, 383, and 384, if applicable, and the regulations thereunder. Section 381(a). Treas. Reg. Section 1.381(a)-1.

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DISCUSSION

Tax-Free Reorganization Under Section 368(a)(2)(D)

Section 368(a) defines several types of tax-free reorganizations. One such reorganization, an “A” reorganization, is defined by section 368(a)(1)(A) as “a statutory merger or consolidation.” Generally speaking, a transaction can only qualify as an “A” reorganization if a target corporation merges into an acquiring corporation in a state law merger and the shareholders of target receive a certain amount of acquiring stock in the transaction. Section 368(a)(2)(D) expands the universe of transactions that can qualify as an “A” reorganization. More specifically, section 368(a)(2)(D) provides that:

[t]he acquisition by one corporation, in exchange for stock of a corporation (referred to in this subparagraph as “controlling corporation”) which is in control of the acquiring corporation, of substantially all of the properties of another corporation shall not disqualify a transaction under paragraph (1)(A) . . . if – (i) no stock of the acquiring corporation is used in the transaction, and (ii) in the case of a transaction under paragraph (1)(A), such transaction would have qualified under paragraph (1)(A) had the merger been into the controlling corporation.

Accordingly, an acquisition by a subsidiary in exchange for stock of its parent will meet the requirements of this provision if: (a) “substantially all” of the properties of the transferor are acquired by the subsidiary; (b) the transferor is merged into the subsidiary pursuant to state law; (c) the merger would have qualified under section 368(a)(1)(A) had the transferor merged directly into the parent corporation; and (d) no stock of the subsidiary is used in the transaction.

To satisfy the first requirement of section 368(a)(2)(D), the acquiring corporation (i.e., BHC Sub) must acquire substantially all of the properties of the acquired corporation (i.e., Bank), partly or entirely, in exchange for stock of a controlling corporation (i.e., BHC). Revenue Procedure 77-37,2 provides that the “substantially all” requirement of section 368(a)(2)(D) is satisfied if there is a transfer of assets representing at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by the acquired corporation immediately before the transfer. All payments to dissenters and all redemptions and distributions (except for regular, normal distributions) made by the acquired corporation immediately preceding the transfer and which are part of the plan of reorganization are considered as assets held by the corporation immediately prior to the transfer.

The rule in Revenue Procedure 77-37 does not establish a minimum percentage below which the “substantially all” test will not be met, but merely provides guidelines for advance rulings. For example, one court has held that 51 percent of a corporation’s assets (consisting of all of its operating assets) was sufficient to meet the “substantially all” test.3

[2] 1977-2 C.B. 568.
[3] See James Armour, Inc. v. Commissioner, 43 T.C. 295 (1964).

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In addition, to satisfy the “substantially all” test, the assets of the acquired corporation must be exchanged for the stock of the controlling corporation. Under section 368(c), control means the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation.

In the instant case, the “substantially all” requirement should be satisfied because BHC Sub will acquire all of Bank’s assets in the Merger. Further, it has been represented that BHC Sub will acquire sufficient properties of Bank to satisfy the 90 percent and 70 percent tests of Revenue Procedure 77-37. Finally, since BHC will form BHC Sub as a direct wholly-owned subsidiary of BHC, BHC will control BHC Sub.

The second requirement of section 368(a)(2)(D) provides that Bank merge into BHC Sub in a statutory merger. Legal counsel must determine whether the merger of Bank into BHC Sub qualifies as a statutory merger under the laws of Florida. Based on the Representations, Bank’s merger with and into BHC Sub qualifies as a statutory merger under the laws of the State of Florida.

The third requirement of section 368(a)(2)(D) is satisfied if the transaction would qualify under section 368(a)(1)(A), if Bank merged directly into BHC, the controlling corporation. This requirement has been interpreted to mean that the general prerequisites to a reorganization under section 368(a)(1)(A), such as: (i) a valid business purpose, (ii) continuity of business enterprise, and (iii) continuity of shareholder interest, must be met, in addition to the specific requirements of section 368(a)(2)(D). These additional prerequisites are discussed in detail below.

The fourth statutory requirement under section 368(a)(2)(D) is that no stock of the subsidiary, BHC Sub, be used in the merger. This requirement will be met if the transaction is consummated pursuant to the terms of the Merger Agreement.

Hence, Bank’s merger with and into BHC Sub, with BHC Sub surviving the Merger, appears to satisfy the statutory requirements of section 368(a)(2)(D).

There are, however, several other requirements, which are not contained in the language of section 368 itself, which must be satisfied for a transaction to qualify as a tax-free reorganization under section 368. More specifically, a corporation participating in a reorganization must, pursuant to section 368(b), be a “party to the reorganization.” The Regulations provide an example which states that all three corporations in a triangular merger are parties to the reorganization when a target corporation transfers substantially all of its assets to the acquiring corporation in exchange for all or part of the voting stock of a corporation controlling the

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acquiring corporation.4 Because the instant facts are the same as the example in the regulation, BHC, BHC Sub and Bank should be considered “parties to a reorganization.”

Each party to a reorganization must adopt a plan of reorganization, pursuant to which the steps in the corporate reorganization will be effected.5 In fact, sections 354 and 361 grant tax-free treatment to exchanges of property only if they are made “in pursuance of the plan of reorganization.“6 The courts, however, have not required that a plan of reorganization be evidenced by a written document, so long as a plan is found in the parties’ discussions and negotiations.7 Based on the Representations, BHC, BHC Sub, and Bank adopted the Merger Agreement as their plan of reorganization.

To qualify as a tax-free reorganization under section 368, a transaction must also satisfy three additional requirements, all of which originated as judicial doctrines. These requirements are: (1) business purpose, (2) continuity of shareholder interest, and (3) continuity of business enterprise.

Every reorganization must have a business purpose and thereby “[b]e undertaken for reasons germane to the continuance of the business of a corporation a part to the reorganization.”8 Based on the Representations, the Merger was undertaken for a valid corporate business purpose.

Another prerequisite, set forth in the regulations, requires continuity of shareholder interest. The regulations provide that “[t]he purpose of the continuity of interest requirement is to prevent transactions that resemble sales from qualifying for nonrecognition of gain or loss available to corporate reorganizations.”9 This condition requires that a substantial part of the proprietary interests in the target corporation be preserved in the reorganization, generally by exchanging the stock of the target corporation for stock of the acquiring corporation.10

The Service, in Revenue Procedure 77-37, has stated that the continuity of interest requirement is satisfied if:

there is continuing interest through stock ownership in the acquiring [corporation] or transferee corporation [or its parent] . . . on the part of the former shareholders of the acquired or transferor corporation which is equal in value, as of the effective date of the reorganization, to at least 50 percent of the value of all of the formerly outstanding stock of the acquired or transferor corporation as of the same date.

[4] Treas. Reg. §1.368-2(f).
[5] Treas. Reg. §1.368-3(a).
[6] Section 354 addresses the tax consequences of a reorganization, as defined in section 368, to the shareholders of the target corporation. Section 361 addresses the tax consequences to a corporation which is a party to the reorganization.
[7] Transport Products Corp. v. Commissioner, 25 T.C. 853, aff’d per curiam, 239 F.2d 859 (8th Cir. 1956).
[8] Treas. Reg. §1.368-2(g).
[9] Treas. Reg. §1.368-1(e).
[10] Id.

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This rule, like the “substantially all” rule of Revenue Procedure 77-37, solely provides guidance for advance ruling purposes and does not, as a matter of law, define the lower limits of continuity of interest. It is not necessary that 50 percent of the consideration received by each shareholder of the acquired corporation consist of stock of the acquiring corporation or that 50 percent of the shareholders of the acquired corporation receive stock of the acquiring corporation. All that is required is that at least 50 percent of the value of the entire consideration transferred by the acquiring corporation to the shareholders of the acquired corporation, in the aggregate, consist of stock of the acquiring corporation or its parent.

In Technical Advice Memorandum 7905011,11 the Service held that a continuing interest in an acquiring corporation by shareholders holding 34 percent of the stock of the acquired corporation did not represent sufficient continuity of interest to characterize the transaction as a reorganization under section 368. In John A. Nelson Co. v. Helvering,12 the Supreme Court held that sufficient continuity of interest existed when assets were transferred for consideration composed of 38 percent of preferred stock and 62 percent of cash. The Court held that there was a reorganization even though the shareholders of the acquired corporation received less than half of their total consideration in the form of stock of the acquiring corporation and received nonvoting preferred stock. It is only necessary that the shareholders continue to have a definite and substantial equity interest in the assets of the acquiring corporation.13

The continuity of interest requirement, as developed by the courts, involves two distinct elements: (a) the qualitative nature of the consideration given by the transferee (or its parent); and (b) the proportion or amounts thereof that consist of “continuity-preserving” interests. With respect to the former, only an equity interest evidenced by common or preferred stock, whether voting or nonvoting, qualifies. With respect to the latter, the proportion in question represents the proportion of equity consideration to aggregate consideration received in exchange for the transferred assets. In the instant case, based on the Representations, more than 50 percent of the value of the aggregate consideration issued to Bank’s shareholders in connection with the Merger is represented by common stock of BHC. Thus, the Merger should satisfy the continuity of interest requirement.14

Lastly, the continuity of business enterprise requirement requires that the issuing corporation (i.e., the controlling corporation) either continue the target’s historic business or use a significant portion of the target’s historic business assets in a business.15 The regulations treat the controlling corporation as holding all of the businesses and assets of subsidiaries in which it (the controlling corporation) owns at least 80 percent of the total combined voting power of all classes of stock and at least 80 percent of the total number of shares of all other classes of stock of the

[11] October 23, 1978.
[12] 296 U.S. 374 (1935).
[13] Rev. Rul. 61-156, 1961-2 C.B. 62.
[14] Based on the most recent stock prices available, BHC common stock will constitute more than 80 percent of the Merger consideration.
[15] Treas. Reg. §1.368-1(d)(1).

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corporation.16 Based on the Representations, BHC and the subsidiaries in which it owns at least 80 percent of the total combined voting power of all classes of stock and at least 80 percent of the total number of shares of all other classes of stock will continue Bank’s historic business or use a significant portion of Bank’s historic business assets in a business. Accordingly, the Merger should satisfy the continuity of business enterprise requirement.

Based on the foregoing, Bank’s merger with and into BHC Sub, with BHC Sub surviving the Merger, should qualify as a forward triangular merger under section 368(a)(1)(A) by reason of the application of section 368(a)(2)(D).

Tax Consequences of a Tax-Free Reorganization Under Section 368(a)(2)(D)

Section 368 merely defines a tax-free reorganization. The tax consequences of such a transaction to the participants are outlined in other sections of the code.

Section 354(a)(1) provides that no gain or loss will be recognized if stock of a corporation which is a party to a reorganization is, pursuant to the plan of reorganization, exchanged solely for stock of such corporation or another corporation which is a party to the reorganization. Furthermore, section 356(a)(1), in relevant part, provides that, if money or other property is received in an exchange to which section 354 would otherwise apply, then gain, if any, to the recipient will be recognized to the extent of the sum of the money and fair market value of the property received. If the exchange has the effect of the distribution of a dividend, then the amount of gain recognized that is not in excess of each distributee shareholder’s ratable share of the undistributed earnings and profits of the acquired corporation will be treated as a dividend.17 Nevertheless, no loss will be recognized on the exchange.18 The payment of cash in lieu of fractional share interests will be treated as having been received as distributions in full payment for the fractional share interests redeemed.19 As such, Bank’s shareholders should recognize gain only to the extent of the cash received for their stock in Bank, pursuant to the Merger Agreement.

Under section 361(a), a corporation that is a party to a reorganization recognizes no gain or loss on its exchange of property, pursuant to a plan of reorganization, solely for stock in another corporation which is also a party to the reorganization. Under §361(b)(1), a transferor corporation will not recognize gain, even if boot is received in the reorganization, if the entire boot is distributed to its shareholders in pursuance of the plan of reorganization. In the instant case, all of the stock of BHC and cash received as a result of the Merger will be distributed to Bank’s shareholders as part of the transaction. For the purposes of section 361, section 357(a) provides that the assumption of a transferor corporation’s liabilities or the taking of property subject to liabilities will not constitute money or other property. Thus, Bank should recognize no

[16] Treas. Reg. §1.368-1(d)(4).
[17] I.R.C. §356(a)(2).
[18] I.R.C. §356(c).
[19] I.R.C. §302(a); Rev. Rul. 66-365, 1966-2 C.B.116; Rev. Proc. 77-41, 1977-2 C.B. 574.

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gain or loss on the exchange of all of its assets for BHC common stock, cash, and BHC Sub’s assumption of all of Bank’s liabilities.

Section 1032 provides that no gain or loss is recognized by a corporation when it receives property in exchange for its own stock. As such, neither BHC or BHC Sub will recognize gain or loss upon the acquisition by BHC Sub of substantially all of the assets of Bank in exchange for BHC stock, cash, and the assumption by BHC Sub of all of Bank’s liabilities.

In the case of a tax-free reorganization, the tax basis of the property acquired by a corporation equals the tax basis of such assets in the hands of the transferor, increased by the amount of gain recognized by the transferor, if any.20 Thus, because Bank does not recognize gain on the Merger, BHC Sub’s tax basis in the assets acquired from Bank should equal Bank’s tax basis in such assets immediately before the Merger. Furthermore, in the case of a reorganization, the target’s shareholders’ tax basis in the stock received will be the same as the target’s shareholders’ tax basis in the property exchanged immediately prior to the Merger, less the value of any other property received (not including the cash received in lieu of fractional shares), plus any gain (including gain treated as a dividend) that is recognized on the exchange.21 As such, Bank’s shareholders’ tax basis in the BHC shares acquired in the Merger (including any fractional share interest to which they may have been entitled) should equal Bank’s shareholders’ tax basis in the Bank stock surrendered as part of the Merger, decreased by the amount of any cash received and increased by the amount of any gain recognized (including any portion of such gain that was treated as a dividend).

The Regulations provide that a parent company’s (i.e., BHC’s) tax basis in the stock of its subsidiary (i.e., BHC Sub), as a result of a forward triangular merger (as is the case of the facts at hand), must be adjusted as if the parent acquired the assets of target acquired by its subsidiary (and the parent assumed the liabilities which its subsidiary assumed and/or to which the assets were subject) directly from the target in a transaction in which the parent would inherit a carryover basis, increased by any gain realized by the target on the transfer (note that in this transaction, as expressed in Opinion #3 above, the target (i.e., Bank) will not recognize any gain on the transfer.).22 Subsequently, the parent, would be treated as if it transferred the target’s assets (and the liabilities assumed or to which the assets were subject) to its subsidiary in a transaction in which the parent’s basis in its subsidiary stock was determined under section 358. As such, parent’s tax basis in its subsidiary’s stock would be adjusted for the tax basis in the property exchanged (i.e., the target’s assets), plus any gain (including gain treated as a dividend) that is recognized on the exchange.23 Normally, if target’s liabilities exceed target’s assets’ basis, the parent will not recognize gain and the adjustment to the parent’s basis in its subsidiary stock is limited to zero. There is an exception to this rule, however, when the parent and subsidiary file a consolidated return. If parent and subsidiary file a consolidated federal income tax return, the

[20] I.R.C. §362(b).
[21] I.R.C. §358(a).
[22] I.R.C. §362(b); Treas. Reg. §1.358-6(c)(1).
[23] Treas. Reg. §1.358-6(c)(1).

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downward adjustment made to subsidiary’s stock by reason of target’s liabilities (whether assumed or assets taken subject to) is not limited to zero. Rather, parent must reduce its basis in the subsidiary stock without such limit, even if the result is to reduce that basis beyond zero (i.e., the creation of an Excess Loss Account).24 As a result, BHC’s tax basis in the stock of BHC Sub should be adjusted by Bank’s Net Asset Tax Basis as previously defined in the Opinion section of this letter.

If property received in an exchange (i.e., BHC common stock) has the same (i.e., carryover) basis as the property exchanged (i.e., substantially all of Bank’s assets), then Section 1223(1) applies to determine the holding period for the property received. Section 1223(1) provides that the period during which the taxpayer held the property surrendered in the exchange is added to the period the taxpayer holds the property received in the exchange, in order to determine the holding period of the property received.

This tacking of the previous holding period applies only if the property exchanged (i.e., Bank common stock) was a capital asset in the taxpayer’s hands at the time of the exchange.25 The status of the property as a capital asset is determined under Section 1221, which defines a “capital asset” as any property of a taxpayer other than property within specified classifications. As a general rule, stock of a corporation would be treated as a capital asset under this section. Provided that Bank’s shareholders’ stock of Bank is a capital asset, then each Bank shareholder will be able to include his or her respective ownership period of the Bank common stock in determining the holding period of the BHC Sub common stock to be received in the proposed transaction.

If a Bank shareholder held his or her Bank common stock as a capital asset on the date of the Merger, any gain recognized by such shareholder should be capital gain. Any capital gain recognized will be long-term capital gain, if such Bank shareholder held his or her Bank common stock for more than one year as of the date of the Merger.26

Section 381 deals with the tax treatment of carryovers in certain corporate acquisitions. Specifically, section 381(a) provides that in the case of an acquisition of assets pursuant to a reorganization under section 368(a)(1)(A) and section 368(a)(2)(D), the acquiring corporation shall succeed to and take into account the tax attributes of the transferor corporation, including net operating loss carryovers. Furthermore, sections 382, 383, and 384 can limit the deductibility of net operating loss carryforwards, utilization of tax credits, and use of preacquisition losses to offset built-in gains of corporations experiencing ownership changes. While these limitations may apply to this transaction, a detailed discussion of these rules is beyond the scope of this opinion and no opinion is expressed with respect to any possible limitation.

[24] Treas. Reg. §1.1502-30.
[25] I.R.C. §1223(1).
[26] I.R.C. §1222(3).

Board of Directors

August 29, 2002

SCOPE OF THE OPINION

We are rendering our opinion in connection with the filing of the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on August 30, 2002 in connection with the Merger (the “Registration Statement”).

For purposes of the opinions set forth above, we have relied upon the accuracy and completeness of the statements and representations (which statements and representations we have neither investigated nor verified) made by BHC, BHC Sub, and Bank, and have assumed that such statements and representations will be complete and accurate as of the effective date of the Merger and that all representations made to the knowledge of any person or entity with similar qualification are and will be true and correct as if made without such qualification.

We have also assumed that: (i) the transactions contemplated by the Merger Agreement will be consummated in accordance therewith (and no transaction or condition stated therein and material to this opinion will be waived by any party); and (ii) the Merger will be reported by BHC, BHC Sub, and Bank on their respective federal income tax returns in a manner consistent with the opinions set forth above.

The opinions contained herein are rendered only with respect to the enumerated holdings set forth under the heading OPINIONS, and KPMG expresses no opinion with respect to any other legal, federal, state, or local tax aspect of the Merger.

This opinion is not binding upon the Internal Revenue Service, any tax authority or any court, and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority and ultimately sustained by a court. In rendering our opinion, we are relying upon the relevant provisions of the Internal Revenue Code of 1986, as amended, the regulations thereunder, and judicial and administrative interpretations thereof, which are subject to change or modification by subsequent legislative, regulatory, administrative, or judicial decisions. Any such changes, which can be retroactive in effect, could also have an effect on the validity of our opinion. We assume no duty to inform you of any changes in our opinion due to changes in law and changes in facts that occur subsequent to the issuance of this letter.

Very truly yours,

KPMG LLP

Thomas W. Avent, Jr.

Partner-in-Charge, Southeast M&A Tax Practice